UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

3rd Floor, No. 107, Wuquan West 3rd Street,

West District, Taichung City 403025,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On October 29, 2026, J-Star Holding Co., Ltd (the “Company”) held the Class Meeting of the Holders of class A ordinary shares (the “Class Meeting”) and the Extraordinary General Meeting (the “EGM”) at 9:30 p.m. and 10:30 p.m. (Taiwan time and date), respectively, at 3rd Floor, No. 107, Wuquan West 3rd Street, West District, Taichung City, 403025, Taiwan.

On October 5, 2026, the record date (the “Record Date”) for the Class Meeting, there were 3,301,474 of the Company’s class A ordinary shares outstanding and entitled to vote at the Class Meeting. 2,191,156 class A ordinary shares, which represented approximately 66.37% of the votes of the outstanding class A ordinary shares in the Company as of the Record Date, were represented in person or by proxy. Two items of business were acted upon by the holders of the Company’s class A ordinary shares at the Class Meeting, each of which was approved by the shareholders.

(a)	Proposal 1: Resolved as a special resolution, that subject to the class consent from the holders of the Class B shareholders of the Company, the voting rights attached to each class B ordinary share be increased from ten (10) votes to fifty (50) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Class Rights Variation”).

(b)	Proposal 2: Resolved as an ordinary resolution, that the chairman of the Class Meeting be directed to adjourn the Class Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposal.

The voting results were as follows:

	For	Against	Abstain
Proposal One	1,922,211 (87.73%)	268,944 (12.27%)	0 (0.00%)
Proposal Two	1,922,174 (87.72%)	171,750 (7.84%)	97,231 (4.44%)

On October 5, 2026, the Record Date for the EGM, there were 3,301,474 of the Company’s class A ordinary shares and 1,219,438 of the Company’s class B ordinary shares outstanding and entitled to vote at the EGM. 1,728,136 class A ordinary shares, which represented approximately 52.35% of the votes of the outstanding class A ordinary shares and 1,219,438 class B ordinary shares, which represented 100% of the votes of the outstanding class B ordinary shares in the Company as of the Record Date, were represented in person or by proxy. Each holder of the Company’s class A ordinary shares shall be entitled to one (1) vote in respect of each class A ordinary share held by such holder on the Record Date. Each holder of the Company’s class B ordinary shares shall be entitled to ten (10) votes in respect of each class B ordinary share held by such holder on the Record Date. Seven items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the Company’s shareholders.

(a)	Proposal 1: Resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$300,000,000 divided into 60,000,000 class A ordinary shares of US$2.50 par value each and 60,000,000 class B ordinary shares of US$2.50 par value each to US$2,500,000,000 divided into 940,000,000 class A ordinary shares of US$2.50 par value each and 60,000,000 class B ordinary shares of US$2.50 par value each, by creation of additional 880,000,000 class A ordinary shares of US$2.50 par value each with immediate effect (the “Authorized Share Capital Increase”).

(b)	Proposal 2: Resolved as a special resolution, that subject to effectiveness of the Authorized Share Capital Increase, clause 7 of the existing memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 7 to reflect the Authorized Share Capital Increase with effect immediately upon the Authorized Share Capital Increase (the “First MAA Amendment”):

“7.	The share capital of the Company is US$2,500,000,000 divided into (i) 940,000,000 class A ordinary shares of US$2.50 par value each and (ii) 60,000,000 class B ordinary shares of US$2.50 par value each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions;

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

(c)	Proposal 3: Resolved as a special resolution, that subject to the Authorized Share Capital Increase being effected & all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reduction being complied with:

(a)	the par value of each issued and outstanding class A ordinary share of US$2.50 par value each and class B ordinary shares of US$2.50 par value each in the share capital of the Company be reduced to US$0.001 by cancelling US$2.499 of the paid-up capital on each of the issued and outstanding class A ordinary shares of US$2.50 par value each and class B ordinary shares of US$2.50 par value each (the “Issued Share Capital Reduction”);

(b)	following the Issued Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.001;

(c)	the credit arising from the Issued Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the memorandum and articles of association of the Company, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(d)	immediately following the Issued Share Capital Reduction:

(i)	each authorized but unissued class A ordinary shares of US$2.50 par value be subdivided into 2,500 class A ordinary shares of US$0.001 par value each; and

(ii)	each authorized but unissued class B ordinary shares of US$2.50 par value be subdivided into 2,500 Class B ordinary shares of US$0.001 par value each (collectively, the “Share Subdivision”);

(e)	immediately following the Share Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of US$0.001 par value each and unissued class B ordinary shares of US$0.001 par value each, that will result in the Company having the authorized share capital of US$1,000,000 divided into 940,000,000 class A ordinary shares of US$0.001 par value each and 60,000,000 class B ordinary shares of US$0.001 par value each (collectively, the “Share Capital Reduction and Reorganization”).

(d)	Proposal 4: Resolved as a special resolution, that subject to the effectiveness of the Share Capital Reduction and Reorganization, clause 7 of the then memorandum of association of the Company be deleted in its entirety and replaced with the following new clause 7 to reflect the amended authorized share capital, including the new par value of US$0.001 with effect immediately upon the effectiveness of the Share Capital Reduction and Reorganization (the “Second MAA Amendment”)

“7.	The share capital of the Company is US$1,000,000 divided into (i) 940,000,000 class A ordinary shares of US$0.001 par value each and (ii) 60,000,000 class B ordinary shares of US$0.001 par value each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions;

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

(e)	Proposal 5: Resolved as an ordinary resolution, subject to and with effect immediately upon the effectiveness of the Share Capital Reduction and Reorganization and the compliance with applicable law and the requirements of the Nasdaq:

(a)	every ten (10) then issued and unissued class A ordinary shares of a par value of US$0.001 each be consolidated into one (1) class A ordinary share of a par value of US$0.01 (the “Consolidated Class A Ordinary Shares”), where the Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the then existing class A ordinary shares as set out in the then existing memorandum and articles of association of the Company;

(b)	every ten (10) then issued and unissued class B ordinary shares of a par value of US$0.001 each be consolidated into one (1) class B ordinary share of a par value of US$0.01 (the “Consolidated Class B Ordinary Shares”), where the Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing class B ordinary shares as set out in the existing memorandum and articles of association of the Company;

(c)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares or Consolidated Class B Ordinary Shares resulting from such share consolidation will not be issued to the shareholders, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number of Consolidated Class A Ordinary Share or Consolidated Class B Ordinary Share (as the case may be), such that the authorized share capital of the Company shall become US$1,000,000 divided into (i) 94,000,000 class A ordinary shares of US$0.01 par value each and (ii) 6,000,000 class B ordinary shares of US$0.01 par value each (collectively, the “Share Consolidation”).

(f)	Proposal 6: Resolved as a special resolution, that subject to the separate class consents from both the holders of class B ordinary shares of the Company and the holders of class A ordinary shares of the Company on the proposed increase of voting rights attached to each class B ordinary share from ten (10) votes to fifty (50) votes on all matters subject to vote at general meetings of the Company (the “Class Rights Variation”), and with effect and immediately following the Class Rights Variation and Share Consolidation being effected, the seventh amended and restated memorandum and articles of association (the “Amended MAA”) be adopted in its entirety and in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association

(g)	Proposal 7: Resolved as an ordinary resolution, that the chairman of the EGM be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 to 6.

The voting results were as follows:

	For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
Proposal One	1,723,378 (99.72%)	12,194,380 (100%)	4,535 (0.26%)	223 (0.01%)
Proposal Two	1,721,078 (99.59%)	12,194,380 (100%)	6,835 (0.40%)	223 (0.01%)
Proposal Three	1,721,053 (99.59%)	12,194,380 (100%)	4,546 (0.26%)	2,537 (0.15%)
Proposal Four	1,720,926 (99.58%)	12,194,380 (100%)	4,673 (0.27%)	2,537 (0.15%)
Proposal Five	1,720,941 (99.58%)	12,194,380 (100%)	4,672 (0.27%)	2,523 (0.15%)
Proposal Six	1,719,908 (99.52%)	12,194,380 (100%)	5,705 (0.33%)	2,523 (0.15%)
Proposal Seven	1,719,818 (99.52%)	12,194,380 (100%)	5,695 (0.33%)	2,623 (0.15%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026	J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer